SUB-ITEM 77C: Submission of matters to a vote of security holders

A special meeting of Credit Suisse Trust - Global Small
Cap Portfolio's shareholders was held on February 3, 2006
to approve a sub-investment advisory agreement between
the Portfolio, Credit Suisse Asset Management, LLC and
Credit Suisse Asset Management Limited (Credit Suisse Japan). The results of the votes tabulated at the special meeting are reported below.
To approve a sub-investment advisory agreement with Credit
Suisse Japan:
For: 		2,251,849.643 shares
Against: 	157,170.970 shares
Abstain:	117,636.704 shares